Exhibit 4.6

DESCRIPTION OF M/I HOMES, INC.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, M/I Homes, Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common shares, par value $.01 per share (the “common shares”).
The following summary describes the material features of our capital stock. This summary is subject to, and qualified in its entirety by reference to, our Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated Regulations (the “Regulations”), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and the applicable provisions of Ohio law.
Authorized Capital Stock
Our authorized capital stock consists of 58,000,000 common shares, and 2,000,000 preferred shares, par value $.01 per share (the “preferred shares”). As of December 31, 2019, there were 28,386,456 common shares issued and outstanding, 1,750,685 common shares held by us in treasury and no preferred shares issued and outstanding.
Common Shares
Holders of our common shares are entitled to:

•	one vote for each share held;

•	receive dividends when, as and if declared by our board of directors from funds legally available therefor, subject to the rights of holders of preferred shares, if any; and

•
share ratably in our net assets legally available to our shareholders in the event of our liquidation, dissolution or winding up, after provision for the distribution of preferential amounts to the holders of preferred shares, if any.

Holders of our common shares have no preemptive, subscription, redemption, conversion, exchange or cumulative voting rights. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights, preferences and privileges of holders of our preferred shares, including any preferred shares that we may designate and issue in the future.
The election of directors is determined by a plurality of the votes cast at a shareholder meeting at which a quorum is present. Pursuant to our majority voting policy, any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election is required to tender his or her resignation to our board of directors. The nominating and governance committee of our board of directors will consider each such resignation and recommend to the board of directors whether to accept or reject the resignation. The board of directors, taking into account such recommendation, will determine whether to accept or reject the resignation.
Except as otherwise provided by law or as set forth in “Anti-Takeover Effects of Articles, Regulations and the Ohio General Corporation Law” below, at any shareholder meeting at which a quorum is present all business which comes before such meeting will be determined by the vote of the holders of a majority of the voting power.
Our common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “MHO.” Our outstanding common shares are fully paid and nonassessable.

Preferred Shares
Our Articles authorize our board of directors to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by law and the rules of NYSE, up to an aggregate of 2,000,000 preferred shares in one or more series on such terms as our board of directors may determine. Subject to applicable law, our board of directors is also authorized to determine and fix, with respect to any series of our preferred shares, the designation and authorized number of such series, dividend rights, voting rights, conversion and exchange rights with respect to other shares of our stock or other securities, redemption rights, rights upon liquidation, dissolution or winding up or any other distribution of our assets, sinking fund requirements, priority over or parity with any other class or series of shares of our stock, preemptive rights, restrictions on the issuance of shares and any other powers, designations, preferences and relative, participating, optional or special rights of such series and the qualifications, limitations or restrictions thereof. Absent a determination by our board of directors to establish different voting rights, holders of preferred shares will be entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class, except that the Ohio General Corporation Law entitles the holders of preferred shares to exercise a class vote on certain matters.
Our board of directors may authorize the issuance of preferred shares with voting, conversion or other rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares, decreasing the amount of earnings and assets available for distribution to holders of our common shares and creating restrictions upon the payment of dividends and other distributions to holders of our common shares.  The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of us without further action by our shareholders.
Anti-Takeover Effects of Articles, Regulations and the Ohio General Corporation Law
Certain provisions in our Articles and Regulations and the Ohio General Corporation Law could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could also adversely affect the market price of our common shares.
Blank Check Preferred Shares. As discussed above under “— Preferred Shares,” our Articles authorize our board of directors to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by law and the rules of NYSE, up to an aggregate of 2,000,000 preferred shares in one or more classes or series. With respect to any class or series, the board of directors may determine the designation and the number of shares, rights, preferences, privileges, qualifications and restrictions, including dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Absent a determination by the board of directors to establish different voting rights, holders of preferred shares are entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class, except that the Ohio General Corporation Law entitles the holders of preferred shares to exercise a class vote on certain matters. Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control without further action by our shareholders.
Classified Board of Directors; Removal of Directors. Our board of directors is divided into three classes, with regular three-year staggered terms. This classification system increases the difficulty of replacing a majority of our directors and may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of us. This classification may also maintain the incumbency of our board of directors. In addition, our Regulations provide that the number of directors in each class and the total number of directors may only be changed by the affirmative vote of a majority of the directors or the holders of record of at least 75% of our voting power. Under the Ohio General Corporation Law, shareholders may not remove any directors on a classified board of directors, except for cause.

Limited Shareholder Action by Written Consent. Section 1701.54 of the Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be approved by all shareholders who would be entitled to notice of such meeting, except that, pursuant to Section 1701.11 of the Ohio General Corporation Law, a corporation’s code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the corporation’s articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. Our Regulations provide that they may be amended or repealed without a meeting by the written consent of a majority of our voting power; provided, however, that the affirmative vote of two-thirds of our voting power is required (whether at a meeting or without a meeting by an action by written consent) to amend or repeal certain provisions of our Regulations, as discussed below under “—Supermajority Voting Provisions.” This provision may have the effect of delaying, deferring or preventing a tender offer, takeover attempt or other corporate action subject to approval by our shareholders.
Calling of Special Meetings of Shareholders. Pursuant to our Regulations, special meetings of shareholders may be called only by our board of directors, the chairman of the board, the president or in the case of the president’s absence, death or disability, a vice president authorized to exercise the authority of the president or upon the written request of shareholders representing 50% of the shares issued and entitled to vote thereat.
Supermajority Voting Provisions. The affirmative vote of two-thirds of our voting power is required to amend or repeal our Regulations, or to adopt a new code of regulations, with respect to any of the following:

•	the requirements for calling special meetings of shareholders;

•	the requirements for giving notice of annual or special meetings of shareholders;

•	the provisions regarding the number of our directors and the classification of our board of directors;

•	the provisions for filling vacancies or newly created directorships on our board of directors;

•	the procedures for nominating directors;

•	the provisions regarding director conflicts of interest;

•	the requirement that directors can only be removed for cause;

•	the indemnification provisions;

•	our non-statutory Control Share Acquisition Act provisions (as discussed below under “—Control Share Acquisition Act”); and

•	amendments to these supermajority voting provisions.
In addition, the affirmative vote of 75% of our voting power is required to amend or repeal the provisions in our Regulations regarding changes in the number of directors. On all other proposed amendments to our Regulations, the required vote is a majority of our voting power.
Under the Ohio General Corporation Law, in the case of most mergers, sales of all or substantially all the assets of a corporation and most amendments to a corporation’s articles of incorporation, the affirmative vote of two-thirds of the voting power of the corporation is required unless the corporation’s articles of incorporation provide for a lower amount, which may not be less than a majority. Our Articles do not change the default voting requirement provided by the Ohio General Corporation Law.
Shareholder Nominations. Our Regulations provide that shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders must provide timely notice to us in writing. To be timely, a shareholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, or in the case of a special meeting, within seven days after we mail the notice of the meeting or otherwise give notice of the meeting). Our Regulations also prescribe the proper written form and content for a shareholder’s notice. These provisions may preclude some shareholders from making nominations for directors at an annual or special meeting of shareholders.
Control Share Acquisition Act. Section 1701.831 of the Ohio General Corporation Law, known as the Control Share Acquisition Act, provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any acquisition of shares of an “issuing public corporation” that would entitle the acquirer to exercise or direct the voting power of the “issuing public corporation” in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;

•	one-third or more but less than a majority of such voting power; and

•	a majority or more of such voting power.
An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices or substantial assets within Ohio, and as to which no close corporation agreement exists. The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have opted out of the application of the Control Share Acquisition Act. However, we have adopted a substantially similar provision in our Regulations with one significant exception. Under our Regulations, no shareholder meeting or vote is required if our board of directors has approved the proposed acquisition of voting power. In addition, our Regulations provide our board of directors with more flexibility than provided by the Control Share Acquisition Act in setting a date for the special meeting of shareholders to consider the proposed control share acquisition.